TRIPLE A HOMES, INC.

                        Stock Purchase Warrant Agreement

                                January 19, 2000

Warrant Owner:

Amount hereby issued: Warrant A                       Warrant B

Terms of Warrants:

The Board of Directors of Triple A Homes, Inc. has approved the issuance of a Warrant A and a Warrant B to its shareholders of record on March 1, 1999. The number of individual warrants issued to each shareholder is equal to the number of shares of common stock owned by said shareholders on the record date.

Warrant A allows its owner the option to acquire one share of the Company's common stock for each two Warrant A's owned at the exercise price of $2.00 per share. Warrant B allows its owner the option to acquire one share of the Company's common stock for each two Warrant B's owned at the exercise price of $4.00 per share. The warrants cannot be exercise until the effective date of the registration statement being filed with the SEC which will include the outstanding common stock and warrants. Warrant A will expire twelve months from said effective date, and Warrant B will expire eighteen months from said date.

The Company will have the right to call the warrants upon thirty days written notice to warrant owners, and it will pay $.01 for each warrant returned with the warrant owners having the right to immediately exercise their warrants if called. The Company reserves the right to make adjustments to the warrants which could involve the exercise price and expiration dates as determined by the Company's Board of Directors.


By Order of the Board of Directors.


----------------------------------------
Richard E. Metz, President


                               Exhibit Number 3.1